GPB AUTOMOTIVE PORTFOLIO, LP
535 W 24th Street, 6th Floor
New York, NY 10011

July 21, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GPB Automotive Portfolio, LP
Registration Statement on Form 10-12G
Filed May 14, 2021
File No. 000-56285

Ladies and Gentlemen:

On behalf of GPB Automotive Portfolio, LP. (the “Partnership” or “GPB”), we hereby respond to the Staff’s comment letter, dated June 11, 2021, regarding the above referenced Registration Statement on Form 10-12G filed on May 14, 2021. Please note that we are simultaneously filing Amendment No. 1 to the Registration Statement on Form 10-12G (“Amendment No. 1”).

For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to the comment immediately thereafter.

Registration Statement on Form 10-12G filed May 14, 2021

Industry and Market Data, page 6

1.	We note your statement, "Although we believe that these independent sources are reliable, we have not independently verified and cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data contained herein, and our beliefs and estimates based on such data, may not be reliable." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Therefore, please amend your filing to delete your statement that your beliefs and estimates may not be reliable.

In Amendment No. 1, this statement has been deleted.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

July 21, 2021

Item 1. Business

Recent Events

Appointment of Monitor, page 8

2.	We note your disclosure that "[t]he Monitor is required to assess the Partnership's operations and business, and make recommendations to the court." Please amend your disclosure to clarify whether the Monitor was required to approve the filing of this registration statement, and if so, whether you have sought and obtained approval from the Monitor.

In Amendment No. 1, this disclosure has been amended as follows (new text underlined below):

The Monitor is required to assess the Partnership's operations and business, and make recommendations to the court, which may include continuation of the operations subject to his monitoring, or a liquidation of assets, or filing for reorganizing in bankruptcy. The Order provides that the Monitor will remain in place until terminated by order of the EDNY Court, and grants the Monitor the authority to approve or disapprove proposed material corporate transactions by GPB, the Partnership or its subsidiaries, extensions of credit by them outside the ordinary course of business, decisions to resume distributions to the limited partners of the Partnership, or any decision to file any bankruptcy or receiver petition for any of them, among other actions. The Monitor is not required to approve the filing of this Registration Statement nor has management sought or obtained approval from the Monitor.

Our Business

Franchise Agreements with Manufacturers, page 13

3.	We note your disclosure that "[alt this time, certain of our dealerships have received notices of termination or threatened notices of termination from certain manufacturers, and our dealerships are attempting to negotiate a resolution of the underlying disputes with such manufacturers." Please amend your disclosure to include a more detailed description of these disputes, including the number of your dealerships subject to these disputes, and the status of your efforts to resolve the same.

In Amendment No. 1, this disclosure has been amended to include a more detailed description of these disputes, as follows (new text underlined below):

…At this time, certain of our dealerships have received notices of termination or threatened notices of termination from certain manufacturers, and our dealerships are attempting to negotiate a resolution of the underlying disputes with such manufacturers. On March 10, 2021, one manufacturer sent us notices of termination to terminate the dealer agreements for two dealerships we own, as well as to terminate letters of intent we had been awarded to open two new dealerships. The civil proceedings filed against GPB by the SEC and various state attorneys general, and the SEC civil proceedings and criminal indictment filed against Mr. Gentile, were the principal sources of concern for this manufacturer. Forbearance letters subsequently were entered into by which the manufacturer agreed to extend the time period in which our dealers otherwise would be required by state law to take legal action to protest the terminations. In the interim, we are negotiating with the manufacturer toward a potential resolution for the withdrawal of the notices of termination. If our dealerships are not able to resolve a notice of termination, the affected dealership would file litigation to protect its rights to keep the dealership under applicable state law.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

July 21, 2021

4.	You disclose that "[s]ome of these framework agreements give the manufacturer or distributor the right to acquire, at fair market value, or the right to compel us to sell, the automotive dealerships franchised by that manufacturer or distributor in the event of . .. . other adverse legal actions." Please amend your filing to clearly disclose whether the legal proceedings described throughout your filing qualify as "other adverse legal actions" under your master framework agreements, and if so, whether distributors have taken any actions against you pursuant to these agreements.

In Amendment No. 1, this disclosure has been amended as follows (new text underlined below):

…Additionally, some of these agreements contain restrictions on our ability to name and brand our dealerships. Some of these framework agreements give the manufacturer or distributor the right to acquire, at fair market value, or the right to compel us to sell, the automotive dealerships franchised by that manufacturer or distributor in the event of material changes in management or control of the Partnership, or other extraordinary corporate transactions such as a merger, or the sale of all or substantially all of our assets, a bankruptcy, or other adverse legal actions (such as a criminal indictment of GPB or an affiliate of GPB) or events affecting the Partnership or its affiliates. None of the manufacturers with which we have master framework agreements have asserted the right to compel us to divest the dealerships of their brands as a result of the criminal indictment of the owner and former officer of GPB, but they have reserved their rights to do so. On March 10, 2021, one manufacturer, with whom we do not have a master framework agreement, sent us notices of termination to terminate the dealer agreements for two dealerships we own, as well as to terminate letters of intent we had been awarded to open two new dealerships, primarily as a result of the civil proceedings by the SEC and state attorneys general and the criminal indictment of the owner and former officer of GPB. That manufacturer agreed to forbear and extend the time period prior to the notice of termination taking effect, and the parties are in negotiations to resolve the matter.

Item 1A. Risk Factors

Risks Related to Our Business

"Our dealerships are parties to framework, franchise and other related agreements . . . .", page 23

5.	We note that you are currently party to litigation with two manufacturers and that you have received additional termination notices from a manufacturer. Please tell us your consideration of disclosing the amount of revenue generated from these manufacturers' agreements in the periods being presented.

In Amendment No. 1, this disclosure has been amended, as follows (new text underlined below):

…We are currently party to litigation with two manufacturers, for which we do not have master frame work agreements, arising from the termination of the former Chief Executive Officer (“Former CEO of Automile”) (David Rosenberg) of Automile Parent Holdings, LLC (doing business as Prime Motor Group), a dealership group acquired in 2017 with a concentration in the northeastern United States, and have resolved a dispute with a third manufacturer arising from the same termination by divesting two dealerships selling such manufacturer’s vehicles, and resolved a dispute with a fourth manufacturer by divesting one dealership selling such manufacturer's vehicles. The dealerships that are the subject of litigation with the two manufacturers represented less than 10% in the aggregate of our revenue in 2020. Following the developments on February 4, 2021, including the indictment of the owner and former officer of GPB, the filing by the SEC and other government agencies of litigations against GPB, and the appointment of the Monitor, we have received additional termination notices from a manufacturer representing two existing dealerships and two planned new dealerships which were subject to letters of intent, which represent less than 10% in the aggregate of our revenue in 2020, and received threats of termination from additional manufacturers with respect to several dealerships. We are in discussions to resolve these termination notices and threats, but no assurance can be given as to the outcome of our negotiations with these manufacturers.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

July 21, 2021

Risk Related to the Partnership and Operating Strategy

"Our Limited Partners may not receive distributions . . ..", page 29

6.	You disclose that distributions can be made out of "any working capital," and that "[t]he Partnership historically made Class A ordinary distributions at a targeted rate of 8% of each Limited Partners' Units per annum." Please clarify whether the distributions to Limited Partners are cash distributions or distributions of securities.

In Amendment No. 1, this disclosure has been amended as follows (new text underlined below):

The Partnership historically made Class A ordinary cash distributions at a targeted rate of 8% of each Limited Partners’ Units per annum. As of the first quarter of 2019, the Partnership has transitioned to a quarterly dynamic distribution rate.

Risks Related to the Units

Regulation under the Investment Company Act of 1940, page 38

7.	You disclose that "[t]he Partnership conducts its operations in a manner so that it will either (i) qualify for an applicable exemption from registration as an investment company, or (ii) not meet the definition of an 'investment company' under the 1940 Act and not be required to register under the 1940 Act." Please tell us whether you currently conduct your operations pursuant to an applicable exemption, or whether you do not meet the definition of an "investment company" for purposes of the 1940 Act.

The Partnership does not meet the definition of an "investment company" for purposes of the 1940 Act. In Amendment No. 1, the Risk Factor for "Regulation under the Investment Company Act of 1940" has been deleted.

Management's Discussion and Analysis of the Results of Operations and Financial Condition

Comparison of the years ended December 31, 2020 and 2019

Revenues, page 45

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

July 21, 2021

8.	You disclose that the decrease in revenues was primarily attributable to closures and reduced customer traffic, and the table on page 12 indicates that your number of dealerships and number of franchises has been decreasing since December 31, 2018. Please amend your disclosure to state whether this is a trend that you expect to continue in future periods. See Item 303(b)(2)(ii) of Regulation S-K.

In Amendment No. 1, this disclosure has been amended as follows (new text underlined below):

This decrease in total revenue, across all revenue streams, was primarily attributed to the closures and reduced customer traffic during the months of March through June 2020, as a result of the COVID-19 pandemic. In addition, the Partnership disposed of three of its dealership groups, FX Caprara Group (“FX Caprara”), Ron Carter Group (“Ron Carter”), and Kenny Ross Auto Group (“KRAG”), in September and October 2020 which further reduced revenues totaling $139.4 million, $75.6 million, and $103.8 million, respectively, year over year for each of the disposed of dealerships.

Management does not expect any COVID-19 pandemic related closures in 2021. The trend of selling dealerships has continued with the disposition of Toyota Boston, Hyannis Toyota and Orleans Toyota in the first quarter of 2021, and the disposition of Chevrolet Hyannis and Subaru Hyannis in the second quarter of 2021, and this trend may continue in the future.

Liquidity and Capital Resources, page 48

9.	We note your disclose that the Partnership's subsidiaries are party to financing agreements with M&T Bank, J.P. Morgan Chase, Ford Motor Credit Company, Ally Bank and Ally Financial, GM Financial ("GMF"), and Truist Financial, and you discuss the financing available and related interest rates in the aggregate and as a range, respectively. Please amend your disclosure to separately discuss the terms of all your financing agreements, including the principal, amount of financing available, interest rates, and maturity dates of each agreement.

The terms for each of these financing agreements are voluminous and if provided here we believe would make this disclosure overly complex and therefore less succinct and useful to the reader. Also, certain of these financing agreements have been repaid and terminated, making the requested detail not material. We believe Regulation S-K 303(a)(1) and (2) does not specifically require this level of detail in the Liquidity and Capital Resources section. The financing agreements are described in detail in Note 10, Borrowings, to the Consolidated Financial Statements, therefore we consider that this information is otherwise available to the reader.

Item 6. Executive Compensation

Summary Compensation Table, page 67

10.	We note that for 2019 and 2020 Mr. Jovan Sijan received a bonus. We also note that the Highline Executive Compensation table on page 69 indicates that Rob Chmiel and Nico Gutierrez received bonuses in 2020. Please explain in greater detail how you calculated the annual incentive bonus for Mr. Sijan, Mr Chmiel, and Mr. Gutierrez. Please note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

July 21, 2021

In Item 6 in Amendment No. 1, the disclosure immediately following the heading "GPB Executive Compensation" (page 68) was amended to state (revised text underlined below):

Excluding David Gentile, who does not receive compensation from GPB, GPB’s executive compensation structure consists of a base salary and a discretionary bonus that is determined at the sole discretion of Mr. Gentile and no particular formula or methodology was used.

Item 8. Legal Proceedings

Actions Asserted Against GPB and Others, Not Including the Partnership

Actions Asserted Against GPB and Others, Including the Partnership, page 80

11.	We note your discussion of the various legal proceedings asserted by several plaintiffs, including the type of relief sought. Please quantify the relief sought by the plaintiffs in these actions, if material and estimable.

In Amendment No. 1, the disclosure was amended to state that the amounts demanded by plaintiffs were "unspecified" (where applicable for each legal proceeding). Also, the disclosure expressly states at the end of the description of each legal proceeding against the Partnership that "[a]ny potential losses associated with this matter cannot be estimated at this time.”

Description of Registrant's Securities to Be Registered, page 88

12.	Based on your cover page disclosure, it appears that you are registering pursuant to Section 12(g) of the Act, your Class A Limited Partnership Units and your Class A-1 Limited Partnership Units. Please amend your disclosure in this section to clearly state the title of each class of securities you are registering, and describe the rights and preferences thereof. See Item 202 of Regulation S-K.

In Amendment No. 1, the disclosure in Item 11 under the heading "OTHER SECURITIES - ADDITIONAL CLASSES OF LP INTEREST" was amended as follows (new text underlined below):

The Partnership is authorized to issue an unlimited amount of Units and classes of Units other than Class A Units, Class A-1 Units, Class B Units and Class B-1 Units, without notice to any Limited Partner, as GPB may from time-to-time create and issue, with such rights, designations and obligations as GPB may specify. Outstanding Units of a class shall have attached to them the same rights and obligations as, and will rank equally and pari passu with, other Units of such class for voting purposes. The Partnership is registering Class A and Class A-1 Units. See “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” in the “Distribution Policy” subsection for the rights and preferences of Class A and Class A-1.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

July 21, 2021

Item 13. Financial Statements and Supplementary Data, page 94

13.	Please revise your filing to include unaudited interim financial statements as required by Rule 3-12 of Regulation S-X, for the interim period ended March 31, 2021. Make conforming changes throughout your filing, including to Management's Discussion and Analysis of the Results of Operations and Financial Condition.

Amendment No. 1 includes unaudited interim financial statements for the interim period ended March 31, 2021, and conforming changes, including to Management's Discussion and Analysis of the Results of Operations and Financial Condition.

Note 2: Summary of Significant Accounting Policies
Risks and Uncertainties, page F-20

14.	We note that your dealerships are significantly dependent on relationships with vehicle manufacturers. We also note that new vehicle sales generate the majority of your dealerships' total revenue and that your new vehicle sales operations expose you to manufacturer concentration risks. Please tell us your consideration of providing quantitative information regarding the concentration of revenue generated per manufacturer. Refer to ASC 275-10-50-18.

In Amendment No.1, the disclosure in Note 2 has been amended to include revenue generated per manufacturer in accordance with ASC 275-10-50-18, as follows (revised text underlined below, and table added):

Risks and Uncertainties

…

We purchase substantially all of our new vehicles and inventory from various manufacturers at the prevailing prices charged by auto manufacturers to all franchised dealers. Our new vehicle sales could be impacted by the auto manufacturers’ inability or unwillingness to supply dealerships with an adequate supply of popular models. Our concentration risk of new vehicle sales for the years ended December 31, 2020, 2019 and 2018 by manufacturer is summarized in the following table:

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

July 21, 2021

	Years Ended December 31,
	2020	2019	2018
New vehicle sales by manufacturer:
Toyota	14%	14%	16%
GMC, Buick, Chevrolet, and Cadillac	13%	15%	18%
Mercedes and Sprinter	13%	11%	11%
Ford	11%	13%	15%
Subaru	10%	10%	11%
Chrysler, Dodge, Jeep, and Ram	7%	8%	7%
BMW	7%	7%	—%
Honda	6%	5%	5%
Audi	4%	4%	4%
Porsche	3%	2%	2%
Acura	3%	3%	3%
Mazda	3%	2%	1%
Land Rover	2%	2%	1%
VW	2%	1%	1%
Volvo	1%	1%	2%
Mini	1%	1%	—%
Hyundai	—%	1%	1%
Kia	—%	—%	1%
Nissan	—%	—%	1%
Airstream	—%	—%	—%
Total	100%	100%	100%

General

15.	Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of our comments are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

July 21, 2021

We do not wish to withdraw and we understand our obligations. We will commence filing periodic and current reports as and when due under the Securities Exchange Act of 1934, following effectiveness of the Registration Statement.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

July 21, 2021

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please contact the undersigned at (877) 489-8484, or our outside counsel, Jonathan Awner of Akerman LLP at (305) 982-5615.

Sincerely,

GPB Automotive Portfolio, LP

By: GPB Capital Holdings, LLC, its General Partner

By:	/s/ Robert Chmiel
Robert Chmiel,
Chief Financial Officer

cc:	Nasreen Mohammed
United States Securities and Exchange Commission

Theresa Brillant
United States Securities and Exchange Commission

Scott Anderegg
United States Securities and Exchange Commission

Katherine Bagley,
United States Securities and Exchange Commission

Michael Emanuel, General Counsel
GPB Automotive Portfolio, LP

Jonathan L. Awner, Esq.
Akerman LLP